Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 4, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Tiffany Piland Posil

Re:	Cision Ltd. (File No. 001-38140)

Schedule TO-I

Filed April 17, 2018

File No. 005-90034

Registration Statement on Form S-4
Filed on April 17, 2018
File No. 333-224306

Ladies and Gentlemen:

On behalf of Cision Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), we are writing to respond to the comments raised by the the April 30 letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Company anticipates filing Amendment No. 1 to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) and Amendment No. 1 to the above-captioned Schedule TO-I (the “Schedule TO-I”) (collectively, the “Amendments”) with the SEC on May 9, 2018. As indicated below, the Amendments will be filed, in part, to respond to the matters raised in the Comment Letter. Additionally, the Amendments will include the Company’s financial statements for the three months ended March 31, 2018.

The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendments will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement and the Schedule TO-I. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the above-captioned Registration Statement.

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Securities and Exchange Commission

May 4, 2018

General

1.	Please explain why you do not believe this exchange offer is subject to Rule 13e-3. If you seek to rely on the exception from Rule 13e-3 found in Rule 13e-3(g)(2), please provide your analysis as to the basis for your reliance on that exception.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company is relying on the exception to Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided for in Rule 13e-3(g)(2). For the reasons set forth below, the Company believes its reliance on the exception in Rule 13e-3(g)(2) is appropriate.

Rule 13e-3(g)(2) provides in pertinent part that Rule 13e-3:

“shall not apply to: … (2) any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security Provided, That: (i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock; (ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and (iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.”

The Offer satisfies all three components of Rule 13e-3(g)(2). Pursuant to the Offer, each holder of the Company’s Warrants is being offered Ordinary Shares of the Company, which are the Cayman Islands equivalent of common stock.

The Company’s Ordinary Shares should be treated the same as common stock for purposes of Rule 13e-3(g)(2)(i). The Company is an exempted Company incorporated in the Cayman Islands with limited liability, and as such, describes its common equity as “Ordinary Shares,” rather than “common stock,” but the Company’s Ordinary Shares are substantially equivalent to the common stock of a Delaware corporation with respect to shareholder rights. For example, as more fully described in Annex A hereto, dividends and other distributions on issued and outstanding Ordinary Shares may be paid out of the funds of the Company lawfully available for such purpose (subject to any preference of any outstanding preferred shares), any dividends or other distributions with respect to the Ordinary Shares will be paid to the holders of Ordinary Shares on a pro rata basis, each Ordinary Share entitles the holder to one vote on all matters upon which the Ordinary Shares are entitled to vote (including the election of directors), and on a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Securities and Exchange Commission

May 4, 2018

In adopting the Rule 13e-3(g)(2) exception, the Commission interpreted “substantially the same rights” in Rule 13e-3(g)(2)(i) to include an exchange offer where the class of security received in the exchange permits holders to “maintain an equivalent or enhanced equity interest” [emphasis added] (Release No. 34-16075 (August 2, 1979)). The Company contends the Ordinary Shares represent an “enhanced equity interest.” The only substantive right of holders of the Company’s Warrants is the contractual right to purchase the Company’s Ordinary Shares in accordance with the terms of the Warrant Agreement, and such right expires on June 29, 2023. In addition, this right may be adversely affected in the event a majority of the holders of the outstanding Warrants agree to an amendment of the Warrant Agreement. Holders of the Company’s Ordinary Shares, on the other hand, have numerous substantive legal rights, including voting rights and the right to receive dividends and rights to liquidation proceeds all as described above. In light of the foregoing, the Company contends the Ordinary Shares are an enhanced equity interest.

The Company’s Ordinary Shares are registered pursuant to Section 12 of the Exchange Act and listed on the New York Stock Exchange.

Based on information provided by the D.F. King & Co., Inc. the Information Agent for the Offer, the Company estimates there were approximately 1,800 beneficial holders of Warrants as of April 6, 2018. The Company does not believe that the number of beneficial holders of Warrants has changed materially since that date. The Company expects that substantially all of the beneficial holders of Warrants will receive cash payments for fractional shares. The Company estimates the aggregate amount of cash that will be paid in lieu of fractional shares as follows:

Based on the applicable exchange ratio, holders of Warrants will be entitled to receive a total of 6,370,000 Ordinary Shares, before any cash settlement of fractional shares. Assuming that, on average, each of the 1,800 beneficial holders of Warrants will be entitled to receive 0.50 fractional Ordinary Shares of the Company, the total number of Ordinary Shares for which the Company would be required to make a cash payment in lieu of fractional shares would be approximately 900 shares. This represents less than .02% of the estimated aggregate value to be received by beneficial holders in the Offer.

In the statistically unlikely event that virtually all of the 1,800 beneficial holders of Warrants will be entitled to receive 0.99 fractional Ordinary Shares of the Company, the total number of Ordinary Shares for which the Company would be required to make a cash payment in lieu of fractional shares would be approximately 1,782 shares. This represents less than .03% of the estimated aggregate value to be received by beneficial holders in the Offer.

As indicated by the information above, the cash that would be paid in lieu of fractional shares represents a de minimis portion of the total consideration to be received by holders of Warrants who accept the Offer. The cash payment in lieu of fractional interests in connection with the Offer is a customary mechanical procedure utilized in a variety of transactions to mitigate unnecessary administrative burdens on the Company’s registrar and transfer agent. The Company contends that the cash payment in lieu of fractional shares in the context of the Offer does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

Securities and Exchange Commission

May 4, 2018

Based on the foregoing the Company contends the Offer is within the intended scope of Rule 13e-3(g)(2) and therefore is exempt from the application of Rule 13e-3.

Conditions to the Offer and Consent Solicitation, page 37

2.	All conditions must be clearly described such that eligible holders understand what will allow you to terminate the offer. In this regard, please quantify the “material adverse change” in your share price that would trigger the condition in the fourth bullet point.

Response: In response to the Staff’s comment, the Company will remove the Offer condition relating to the absence of any material adverse change in the price of the Ordinary Shares in the U.S. securities or financial markets.

3.	Disclosure indicates that the “failure by [you] at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Response: In response to the Staff’s comment, Cision has authorized us to confirm on its behalf its understanding that if a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts, Cision intends to promptly inform the holders of the Warrants how it intends to proceed, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

Withdrawal Rights, page 42

4.	Disclosure indicates that warrants tendered and not accepted by the company for exchange may be withdrawn after May 29, 2018. Please revise in accordance with Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the Company will revise the Registration Statement and Schedule TO-I to reflect a withdrawal date of June 12, 2018 in accordance with Rule 13e-4(f)(2)(ii).

Securities and Exchange Commission

May 4, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Jack Pearlstein Cision Ltd.

Securities and Exchange Commission

May 4, 2018

Annex A

Annex A

COMPARISON OF LAW

The following is a summary comparison between the rights attached to Ordinary Shares in the capital of Cision Ltd. (the “Company”) under Cayman Islands law and the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) and the rights attached to shares of common stock in the capital of a corporation established under Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated.

1.	Voting Rights

Cayman Islands. In accordance with Cayman Islands law and the Articles of Association, each Ordinary Share in the Company’s capital (“Ordinary Shares” and each, an “Ordinary Share”) carries the right to cast one vote at the Company’s general meeting of shareholders (the “General Meeting”), where directors of the Company’s board of directors (the “Board”) are elected. The Articles of Association specifies the quorum requirement for a General Meeting, which requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital of the Company in issue, provided that for so long as the Company is a “Controlled Company” within the meaning of the rules of the then “Designated Stock Exchange,” general meetings shall not be quorate unless “Cision Owner” is in attendance, provided that “Cision Owner” holds shares in the Company (as those terms are defined in the Articles of Association).

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of common stock at all stockholders’ meetings, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

2.	Shareholder Proposals

Cayman Islands. Pursuant to the Articles of Association, extraordinary general meetings of shareholders may be called by a majority of directors or by the chairman of the Board. Pursuant to the Articles of Association, for so long as Cision Owner beneficially owns at least 10% of the issued ordinary shares of the Company, the directors shall convene an extraordinary general meeting upon being requisitioned to do so by the Cision Owner.

Pursuant to the Articles of Association, no business may be transacted at a General Meeting other than business that is either: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the directors (or any duly authorised committee thereof); (b) otherwise properly brought before an annual general meeting by or at the direction of the directors (or any duly authorised committee thereof); or (c) otherwise properly brought before an annual general meeting by any shareholder of the Company in accordance with the notice procedures set forth in the Articles of Association.

Securities and Exchange Commission

May 4, 2018

Annex A

Delaware. The Delaware General Corporation Law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules. Depending on the specific governing documents of the Delaware corporation, stockholders may be able to call special meetings of stockholders.

3.	Preemptive Rights

Cayman Islands. Under the Companies Law (as amended) of the Cayman Islands and the Articles of Association holders of ordinary shares in the Company have no pre-emptive subscription, redemption or conversion rights.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

4.	Dividends

Cayman Islands. Holders of ordinary shares are entitled to such dividends as may be declared by the Board, subject to the Companies Law (as amended) of the Cayman Islands and the Articles of Association. Dividends and other distributions on issued and outstanding Ordinary Shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding Preferred Shares. Dividends and other distributions will be distributed among the holders of Ordinary Shares on a pro rata basis.

Delaware. Under the Delawae General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

5.	Liquidation proceeds

Cayman Islands. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Securities and Exchange Commission

May 4, 2018

Annex A

Delaware. A Delaware company may be dissolved if a majority of the board of directors and a majority of the shareholders approve the dissolution. Upon a company’s liquidation, dissolution, or winding-up, the holders of its common stock are entitled to share in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

6.	Shareholder Suits

Cayman Islands. In principle, the Company will normally be the proper plaintiff and a class action or derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when: (a) a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority); (b) the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”

Delaware. Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.